UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated December 17, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: December 17, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR EXPECTS 2008 PRODUCTION EXIT AT 1000 BOE DAILY

Company Ties in 7th Well at Carson Creek

CALGARY, ALBERTA, December 17, 2008 -- Dejour Enterprises Ltd. (NYSE- Alt: DEJ / TSX: DEJ) announces that its Carson Creek gas/oil project in NW Alberta has been brought on line for continuous production today. The well which was initially brought on a few weeks earlier required some additional choke installation. This addition is expected to raise Company production rates to more than 1000 barrels of oil equivalent daily (BOE), having previously tested at rates of over 3 million cubic feet of gas and 300 barrels of oil/day at shut in pressure of over 1600 psi. Production rates at this well are expected to be restricted to about 1.5 million cubic feet and 150 barrels of oil/ day by year end, to coincide with downstream gathering system pressures.

Using the quoted ATB Financial current 2009 price for oil at $US54.74 (C$67.40) and natural gas at C$6.32, the Company’s current production levels suggest that gross revenue by January 2009 will have reached an annualized base of C$17.6 million per year, with an operating netback (gross revenue less royalties, operating and transportation costs) of C$7.8 million per year.

Chairman and CEO Robert L. Hodgkinson states, “Dejour is pleased to have achieved its 2008 production growth goal from zero to more than 1000 BOE per day in the Peace River Arch. The winter 2009 program includes executing a low risk program to drill and complete for production up to 4 new development wells at its 100% owned Woodrush oil facility, and for well bore testing to further evaluate its 100% owned Montney sand/shale potential acquired through recent land purchases (6350 acres). This activity is expected to be funded substantially by cash flow and credit facilities".

Three additional non-operated gas wells drilled in 2007 and 2008 are awaiting tie-in by other operators.  One additional Dejour operated well awaits further drilling prior to tie-in.

Piceance Basin Update

Dejour is pleased to note that lands adjacent to 2200 acres of Company landholdings in the Gibson Gulch production area of the Piceance Basin have recently been purchased for US$10,600 per acre. This represents a very healthy premium to the $400 per acre cost paid by Dejour in late 2006. Gibson Gulch represents 1.25% of Dejour's active property holdings in the United States.

Charles Dove, P. Geophysics is the 'qualified person' for this report.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About Dejour

Dejour Enterprises Ltd., an active micro cap oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The Company has 150,000 net acres of premium energy assets in two of North America’s most prolific areas. Flagship properties encompass 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch area.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange Alternext (NYSE- Alt: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com